UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras contracts a US$ 5 billion revolving credit line

—

Rio de Janeiro, December 16 , 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it signed, today, a revolving credit facility (RCF) in the amount of US$ 5 billion, maturing in December 2026, with the possibility of being extended in up to two years.

The agreement, signed with 16 banks, allows the company to draw on the line until the month before maturity, and will be used to replace the US$ 4.35 billion revolving credit facility contracted in 2018, which was due to mature in March 2023 and was cancelled on the current date.

The transaction creates an additional alternative source of funds for the company to use according to its needs. As a result, Petrobras will be able to use its cash more efficiently, maintaining access to liquidity without incurring load costs.

The banks that participated in this operation were:

- Joint Bookrunners : Bank of America, Bank of China, BNP Paribas, Citibank, Credit Agricole, JPMorgan Chase Bank, Mizuho, MUFG, Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia;

- Mandated Lead Arrangers: HSBC, Banco Santander;

- Lead Managers: Morgan Stanley;

- Participants: Deutsche Bank, ICBC, Bank of Baroda.

The operation is in line with the company's liability management strategy, aiming at improving the debt amortization profile and reducing costs, considering the gross debt target foreseen in its 2022-2026 Strategic Plan.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer